UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited
Dated:	November 29, 2007	By:	/s/ Kang Xin
			Name:	Kang Xin
			Title:	Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated November 27, 2007, entitled “CNOOC Ltd. Announces the Startup of New Platform of PL 19-3 Oil Field.”

Exhibit 99.1

FOR IMMEDIATE RELEASE

CNOOC Ltd. Announces the Startup of New Platform of PL 19-3 Oil Field

(Hong Kong, November 27, 2007) - CNOOC Limited (NYSE: CEO, SEHK: 883, “the Company") announced today that Platform C of Phase Ⅱ of Penglai (PL) 19-3 has come on stream successfully.

This is the first Wellhead Platform starting production in Phase Ⅱdevelopment of PL19-3. The development facilities in PhaseⅡof PL19-3 include: 5 wellhead platforms, a central processing facility and a world-class FPSO, with a designed processing capacity of 190,000 barrels of oil per day.

PL19-3 oil field is located in Block 11/05 in Bohai Bay, the largest oil field offshore China currently. The field is jointly developed by CNOOC Ltd. and ConocoPhillips China Inc. (COPC). CNOOC Ltd. holds 51% interest of PL 19-3 and the Operator, COPC holds the rest 49%.

Phase Ⅰof PL 19-3 has started production successfully in December 2002.

Mr. Liu Jian, Executive Vice President of the Company commented, ”With joint efforts of the Company and our partner COPC, the successful startup of Platform C indicated an important progress in development of Phase Ⅱof PL 19-3 oil field. Our continuing mutual cooperation will facilitate production of PL 19-3 on full scale at an early date.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words

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“believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 29, 2007.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Account Manager
Ketchum Hong Kong
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com

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